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                         CHUBB INVESTMENT FUNDS, INC.
                        Calculation of Offering Prices
                               December 31, 1996

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
                                                            Net Asset     Offering
                          Total             Shares           Value         Price
 Fund                    Net Assets       Outstanding       Per Share     Per Share
Money Market             $ 8,854,016      8,854,862         $ 1.00         $ 1.00

Government Securities     12,818,450      1,222,744          10.48          10.81

Total Return              31,064,099      1,784,176          17.41          18.33

Tax-Exempt                15,061,382      1,239,556          12.15          12.53

Growth & Income           40,281,849      1,914,289          21.04          22.15

Capital Appreciation       6,440,571        495,668          12.99          13.67

Global Income             12,226,878      1,193,895          10.24          10.56
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